Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4

PRESS RELEASE DATED NOVEMBER 12, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer

Date: November 13, 2007

Exhibit 99.1

WuXi PharmaTech

Announces Third Quarter 2007 Results

Third Quarter 2007 Net Income Grows 205% Year-Over-Year

SHANGHAI, CHINA — November 12, 2007 — WuXi PharmaTech (Cayman) Inc. (NYSE: WX) (“WuXi PharmaTech” or “the Company”), the leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced its selected unaudited financial results for the third quarter ended September 30, 2007.

Third Quarter 2007 Highlights:

•	Total net revenues increased 77.8% over the third quarter of 2006 to $34.0 million.

•	Net revenue from laboratory services increased 59.1% over the third quarter of 2006 to $26.7 million.

•	Net revenue from research manufacturing increased 211.8% over the third quarter of 2006 to $7.3 million.

•	Net income increased 205.4% over the third quarter of 2006 to $8.6 million.

•

Diluted earnings per American Depositary Share (“ADS”) for the third quarter of 2007 were $0.12. Diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2007 were $0.15.

Commenting on the third quarter results, Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech commented, “I am pleased to report another quarter of strong financial and operational performance as we continue to grow our business by focusing on providing high-quality services to our customers. Our results reflect increased revenue contribution from our existing customers as well as from new customers. During the third quarter, we opened our new formulation development laboratory. In September we started the construction of our GLP (Good Laboratory Practice) drug safety evaluation center in Suzhou. In the third quarter, our interim animal facility in Suzhou has started operations. Looking forward, we will continue to invest in our capabilities and capacity to offer fully integrated drug discovery and development services to drive future long-term growth and create value to our customers and shareholders.”

Our strong financial performance over the first nine months of this year leads us to raise our full-year 2007 revenue target to the range of $131 million to $135 million, representing 87% to 93% increase over full year of 2006.

Third Quarter 2007 Unaudited Financial Results

Net Revenues. Net revenues grew 77.8% to $34.0 million in the third quarter of 2007, compared to $19.2 million for the third quarter of 2006, primarily attributable to increased business volume and expansion of services and capacities. Net revenues from laboratory services increased by 59.1% to $26.7 million in the third quarter of 2007 from $16.8 million in the third quarter of 2006. The revenue increase in laboratory services is primarily driven by the strong growth of our core discovery chemistry services. Net revenues from research manufacturing increased by 211.8% to $7.3 million in the third quarter of 2007 from $2.3 million in the third quarter of 2006, primarily attributable to expanded collaborations with our customers.

Gross Profit. Gross profit increased 76.4% to $16.0 million in the third quarter of 2007, compared to $9.1 million in the third quarter of 2006. The cost of revenues for laboratory services and research manufacturing were $13.8 million and $4.2 million, respectively, in the third quarter of 2007, compared to $8.0 million and $2.1 million in the third quarter of 2006, respectively. Overall gross margin was 47.0% in the third quarter of 2007, slightly down from 47.4% in the third quarter of 2006.

Laboratory service gross margin was 48.2% in the third quarter of 2007, decreased by 4.1% comparing to the same period of 2006, primarily due to an increase in depreciation as a result of expanded laboratory facilities to support future business growth and the appreciation of Chinese Yuan.

Research manufacturing gross margin improved significantly from 12.2% of the third quarter 2006 to 42.4% of the third quarter of 2007 as we started to achieve economy of scale as more and larger research manufacturing projects were carried out in 2007 compared to 2006.

Operating Expenses. Operating expenses increased 38.1% to $8.5 million in the third quarter of 2007 from $6.2 million in the third quarter of 2006. The increase of these expenses was a result of the business growth. However, operating expenses as a percentage of total net revenues decreased to 25.0% in the third quarter of 2007 from 32.1% in the third quarter of 2006 as a result of cost efficiency.

Share-Based Compensation Expenses. The Company’s share-based compensation expenses, which were allocated to related expense line items, decreased from $2.5 million in the third quarter of 2006 to $1.5 million in the third quarter of 2007.

Net Income. Net income increased by 205.4% to $8.6 million for the third quarter of 2007 from $2.8 million for the third quarter of 2006. Net profit margin increased to 25.4% in the third quarter of 2007 from 14.8% in the third quarter of 2006. Non-GAAP net income excluding share-based compensation expenses for the third quarter of 2007 increased by 90.2% to $10.1 million, compared to the non-GAAP net income of $5.3 million from third quarter of 2006. Diluted earnings per ADS was $0.12 and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) was $0.15 for the third quarter of 2007.

Conference Call

Following the earnings announcement, WuXi PharmaTech’s senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing/Hong Kong) on Tuesday, November 13, 2007 to discuss its 2007 third quarter financial results and recent business activities. The conference call may be accessed by calling (US) +1-866-316-1369 / (UK) +0-800-051-7166 / (HK) +800-965-503. A telephone replay will be available shortly after the call until December 12, 2007 at (US) +1-888-203-1112/ (UK) +0-808-101-1153 / (HK) +800-901-108, Passcode: 7947278.

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at www.wuxipharmatech.com.

About WuXi PharmaTech

Founded in 2000, Shanghai-based WuXi PharmaTech is the leading China-based pharmaceutical and biotechnology R&D outsourcing company. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical and biotechnology companies a broad and integrated portfolio of laboratory and research manufacturing services throughout the drug discovery and development process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug discovery and development by providing cost-effective and efficient outsourcing solutions that save its customers both time and money. Its operations are grouped into two segments: laboratory services, consisting of discovery chemistry, service biology, analytical, pharmaceutical development and process development services, and research manufacturing, focusing on manufacturing of advanced intermediates and active pharmaceutical ingredients for R&D use. In 2006, WuXi PharmaTech provided services to 70 pharmaceutical and biotechnology customers, including nine of the top ten pharmaceutical companies in the world, as measured by 2006 total revenues. For more information, please visit: http://www.wuxipharmatech.com.

Use of Non-GAAP Financial Measures

WuXi PharmaTech has provided the third quarters of 2006 and 2007 net income and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The Company expects to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, WuXi PharmaTech’s anticipated operating results for 2007, our continued efforts to build our capabilities and expand our services, anticipated success of our newly opened formulation laboratory, the design of our new GLP drug safety evaluation center in Suzhou, and our interim animal facility in Suzhou. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause WuXi PharmaTech’s actual results to differ from what we currently anticipates may include our limited operating history; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of its large customers, which could significantly harm our cash flows and profitability; dependency upon the continued service of our senior management and key scientific personnel and ability to retain our existing customers or expand our customer base. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on August 9, 2007, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 11 of our prospectus. Our actual results of operations for the third quarter of 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, WuXi PharmaTech undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contact:

Investor Contact:	Investor Relations (US):

Mahmoud Siddig, Director
Dr. Hai Mi, Vice President,	Taylor Rafferty
Corporate Communications	Tel: +1 (212) 889-4350
Email: pharmatechs@taylor- rafferty.com www.taylor-rafferty.com

WuXi PharmaTech (Cayman) Inc.
Tel: +86 (21) 5046-3726
Email: ir@pharmatechs.com www.wuxipharmatech.com

Investor Relations (HK):	Media Contact:

Ruby Yim, Managing Director	John Dooley
Taylor Rafferty	Taylor Rafferty
Tel: +852 3196 3712	Tel: +1 (212) 889-4350
Email: pharmatechs@taylor-rafferty.com www.taylor-rafferty.com	Email: pharmatechs@taylor-rafferty.com www.taylor-rafferty.com

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars, except ADS data and par value data)

	September 30, 2007	December 31, 2006
	(unaudited)	(derived from audited financials)
Assets:
Current assets:
Cash and cash equivalents	212,774	9,683
Restricted cash	2,133	2,067
Accounts receivables, net	16,441	12,589
Inventories	11,753	9,617
Prepaid expenses and other current assets	11,915	2,696
Total current assets	255,016	36,652
Non-current assets:
Property, plant and equipment, net	63,807	42,776
Intangible assets, net	993	628
Land use rights, net	5,050	4,643
Other non-current assets	1,948	992
Total non-current assets	71,798	49,039

Total assets	326,814	85,691

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities:
Short-term bank borrowings, current	1,331	9,604
Accounts payables	6,391	9,259
Accrued expenses	14,740	5,012
Deferred revenue	19,900	2,619
Other tax payable	3,815	2,343
Other current liabilities	3,080	1,757
Total current liabilities:	49,257	30,594
Non-current liabilities:
Long-term debt, excluding current portion	3,994	5,763
Advanced subsidies	1,154	1,027
Convertible notes	40,988	0
Deferred tax liabilities	122	129
Total non-current liabilities	46,258	6,919

Total liabilities	95,515	37,513

Mezzanine equity	0	49,106

Shareholders’ equity (deficit):
Ordinary shares (Note 1), ($0.02 par value, 550,000,000 authorized, 249,060,000 and 492,226,776 issued and outstanding as of December 31, 2006 and September 30, 2007, respectively)	9,845	4,981
Additional paid-in capital	286,548	33,075
Accumulated deficit	(69,433)	(40,173)
Accumulated other comprehensive income	4,339	1,549
Treasury stock	0	(360)
Total shareholders’ equity (deficit)	231,299	(928)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	326,814	85,691

Note 1: Eight (8) ordinary shares are equal to one (1) ADS

WUXI PHARMATECH (CAYMAN) INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(in thousands of US dollars, except ADS data and per ADS data)

(Unaudited )

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net revenues:
Laboratory services	26,744	16,808	73,539	38,102
Manufacturing	7,305	2,343	24,572	8,993

Total net revenues	34,049	19,151	98,111	47,095

Cost of revenues:
Laboratory services	(13,843)	(8,024)	(36,499)	(17,329)
Manufacturing	(4,206)	(2,056)	(14,666)	(8,257)

Total cost of revenues	(18,049)	(10,080)	(51,165)	(25,586)

Gross Profit	16,000	9,071	46,946	21,509

Operating expenses:
Selling and marketing expenses	(468)	(554)	(1,683)	(1,198)
General and administrative expenses	(8,032)	(5,599)	(24,415)	(14,382)

Total operating expenses	(8,500)	(6,153)	(26,098)	(15,580)

Operating income	7,500	2,918	20,848	5,929

Other income (expenses), net:
Other income (expenses), net	(9)	141	842	108
Interest income (expenses), net	1,334	(199)	589	(821)

Total other income (expenses), net	1,325	(58)	1,431	(713)

Income before income taxes	8,825	2,860	22,279	5,216

Income taxes	(178)	(29)	(507)	(331)

Net income	8,647	2,831	21,772	4,885

Income (loss) attributable to holders of ADS (Note 2):
Basic	6,868	1,701	8,431	(38,453)
Diluted	6,898	1,701	8,431	(38,453)

Basic earnings (loss) per ADS (Note 2)	0.15	0.05	0.27	(1.28)
Diluted earnings (loss) per ADS (Note 2)	0.12	0.05	0.22	(1.28)

Weighted average ADS outstanding – basic (Note 2)	44,774,893	31,132,500	30,860,969	30,131,581
Weighted average ADS outstanding – diluted (Note 2)	55,496,657	35,794,882	37,772,585	30,131,581

Note 2: One (1) ADS equals eight (8) ordinary shares

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in thousands of US Dollars, except per ADS data)

(Unaudited)

	Three Months Ended September 30,
	2007	2006
GAAP net income
Share based compensation expenses	8,647 1,475	2,831 2,492

Non-GAAP net income	10,122	5,323

Non-GAAP net income:
Attributable to holders of ADS	8,039	3,199
Attributable to holders of preference shares	2,083	2,124

	10,122	5,323

Income attributable to holders of ADS (Non-GAAP):
Basic	8,039	3,199
Diluted	8,069	3,199

Basic earnings per ADS (Non-US GAAP)	0.18	0.10
Diluted earnings per ADS (Non-US GAAP)	0.15	0.09

Weighted average ADS outstanding – basic	44,774,893	31,132,500
Weighted average ADS outstanding – diluted	55,496,657	35,794,882